Exhibit 99.1

Textainer Group Holdings Limited

MINUTES OF

THE 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

On Thursday, May 26, 2022, at 9:00 a.m. (local time), Textainer Group Holdings Limited, a Bermuda company (the “Company”), held its 2022 Annual General Meeting of Shareholders (the “2022 Annual Meeting”) at The Hamilton Princess, 76 Pitts Bay Road, Pembroke, Bermuda HM 08.  The close of business on April 1, 2022 was fixed as the record date for determining the holders of record (the “Shareholders”) of the Company’s common shares, $0.01 par value per share (“Common Shares”), entitled to notice of and to vote at the 2022 Annual Meeting (including any postponement or adjournment(s) thereof).  Notice of the 2022 Annual Meeting was given to the Shareholders pursuant to a Notice of 2022 Annual General Meeting of Shareholders dated April 27, 2022, which, together with the accompanying Proxy Statement and the accompanying Proxy Card, was first mailed to the Shareholders on or about April 27, 2022.  As of April 1, 2022, there were 48,018,141 Common Shares issued and outstanding.  A total of 32,273,177 Common Shares issued and outstanding as of April 1, 2022 were present in person or by proxy at the 2022 Annual Meeting, representing 67.21% of the total Common Shares issued and outstanding as of April 1, 2022.

CHAIRMAN AND SECRETARY

Hyman Shwiel served as chairman of the 2022 Annual Meeting (the “Chairman”) and Dan Cohen, Assistant Company Secretary, served as secretary of the 2022 Annual Meeting.

CONFIRMATION OF NOTICE AND QUORUM

The Chairman confirmed that notice of the 2022 Annual Meeting had been given to all of the Shareholders and that a quorum was present.

THE MEETING

The Chairman then proposed for consideration by the Shareholders the following resolutions, each of which was duly adopted as indicated below:

PROPOSAL ONE: APPROVAL OF ELECTION OF CLASS i DIRECTORS

WHEREAS, based upon the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors has nominated each of the following individuals to stand for election, in each case, as a Class I director of the Company, at the 2022 Annual Meeting:

Mr. Jeremy Bergbaum

Mr. Dudley R. Cottingham

Mr. Hyman Shwiel

Ms. Lisa P. Young

RESOLVED, that Mr. Jeremy Bergbaum be, and hereby is, elected as a Class I director of the Company;

For: 32,178,243 Common Shares, representing 99.71% of the Common Shares issued and outstanding as of April 1, 2022 present in person or by proxy and voting thereon.

Against: 94,934 Common Shares, representing 0.29% of the Common Shares issued and outstanding as of April 1, 2022 present in person or by proxy and voting thereon.

RESOLVED FURTHER, that Mr. Dudley R. Cottingham be, and hereby is, re-elected as a Class I director of the Company;

For: 21,813,339 Common Shares, representing 67.59% of the Common Shares issued and outstanding as of April 1, 2022 present in person or by proxy and voting thereon.

Against: 10,459,778 Common Shares, representing 32.41% of the Common Shares issued and outstanding as of April 1, 2022 present in person or by proxy and voting thereon.

RESOLVED FURTHER, that Mr. Hyman Shwiel be, and hereby is, re-elected as a Class I director of the Company;

For: 27,611,757 Common Shares, representing 85.56% of the Common Shares issued and outstanding as of April 1, 2022 present in person or by proxy and voting thereon.

Against: 4,661,420 Common Shares, representing 14.44% of the Common Shares issued and outstanding as of April 1, 2022 present in person or by proxy and voting thereon.

RESOLVED FURTHER, that Ms. Lisa P. Young be, and hereby is, elected as a Class I director of the Company;

For: 32,011,304 Common Shares, representing 99.19% of the Common Shares issued and outstanding as of April 1, 2022 present in person or by proxy and voting thereon.

Against: 261,873 Common Shares, representing 0.81% of the Common Shares issued and outstanding as of April 1, 2022 present in person or by proxy and voting thereon.

PROPOSAL TWO: APPROVAL OF ANNUAL AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

WHEREAS, the Board of Directors of the Company has approved the annual audited financial statements of the Company for the fiscal year ended December 31, 2021, a copy of which is included in the Company’s 2021 Annual Report to Shareholders and laid before the Shareholders at the 2022 Annual Meeting (the “2021 Financial Statements”).

RESOLVED, that the 2021 Financial Statements, as included in the Company’s 2021 Annual Report to Shareholders be, and they hereby are, approved.

For: 32,931,175 Common Shares, representing 98.94% of the Common Shares issued and outstanding as of April 1, 2022 present in person or by proxy and voting thereon.

Against: 209,595 Common Shares, representing 0.65% of the Common Shares issued and outstanding as of April 1, 2022 present in person or by proxy and voting thereon.

Abstain: 132,407 Common Shares, representing 0.41% of the Common Shares issued and outstanding as of April 1, 2022 present in person or by proxy.

PROPOSAL THREE: APPROVAL OF APPOINTMENT OF DELOITTE & TOUCHE LLP AS INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2022 AND AUTHORIZATION FOR THE BOARD OF DIRECTORS, acting THROUGH THE AUDIT COMMITTEE, TO FIX THE REMUNERATION OF THE INDEPENDENT AUDITORS FOR FISCAL YEAR ENDING DECEMBER 31, 2022

WHEREAS, the Board of Directors has ratified the approval of the Audit Committee of the Board of Directors (the “Audit Committee”) of the appointment of Deloitte & Touche LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2022.

RESOLVED, that the appointment of Deloitte & Touche LLP to act as the Company’s independent auditors for the fiscal year ending December 31, 2022 and the authorization for the Board of Directors through the Audit Committee to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2022 be, and they hereby, are approved.

For: 31,656,628 Common Shares, representing 98.09% of the Common Shares issued and outstanding as of April 1, 2022 present in person or by proxy and voting thereon.

Against: 543,043 Common Shares, representing 1.68% of the Common Shares issued and outstanding as of April 1, 2022 present in person or by proxy and voting thereon.

Abstain: 73,506 Common Shares, representing 0.23% of the Common Shares issued and outstanding as of April 1, 2022 present in person or by proxy and voting thereon.

PROPOSAL FOUR: APPROVAL OF AN AMENDMENT TO THE COMPANY’S BYE-LAWS TO DELETE THE ENTIRETY OF BYE-LAW 75, IN ORDER TO REMOVE PROVISIONS WHICH EXCLUDE THE VOTING RIGHTS  OF MAJOR SHAREHOLDERS CONSIDERED “INTERESTED SHAREHOLDERS” IN CERTAIN BUSINESS COMBINATION TRANSACTIONS

WHEREAS, the Board of Directors has approved an amendment of the Company’s bye-laws to delete the entirety of Bye-Law 75, in order to remove provisions which exclude the voting rights of major shareholders considered “Interested Shareholders” in certain business combination transactions.

RESOLVED, that the amendment of the Company’s bye-laws to delete the entirety of Bye-Law 75, in order to remove provisions which exclude the voting rights of major shareholders considered “Interested Shareholders” in certain business combination transactions, are not approved as less than 66% of the issued and outstanding shares voted for the resolution.

For: 31,486,282 Common Shares, representing 97.56% of the Common Shares issued and outstanding as of April 1, 2022 present in person or by proxy and voting thereon.

Against: 657,708 Common Shares, representing 2.04% of the Common Shares issued and outstanding as of April 1, 2022 present in person or by proxy and voting thereon.

Abstain: 129,187 Common Shares, representing 0.40% of the Common Shares issued and outstanding as of April 1, 2022 present in person or by proxy and voting thereon.

OTHER BUSINESS

No other business was brought before the meeting.

CLOSE OF MEETING

There being no further business, the 2022 Annual Meeting then concluded.

Minutes prepared by:Confirmed by:

/s/ Dan Cohen	/s/ Hyman Shwiel
Dan Cohen	Hyman Shwiel
Assistant Company Secretary	Chairman
Date:June 14, 2022	Date: June 14, 2022